Exhibit 11

November 11, 2026

Doroni Aerospace, Inc.

11555 Heron Bay Blvd., Suite 200

Coral Springs, FL 33076

Re: Consent to Include Audit Report in SEC Filing

Dear Doroni Aerospace, Inc:

We consent to the inclusion of our report dated April 27, 2026, relating to the financial statements of Doroni Aerospace, Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements, in Post-Qualification Amendment No. 1 (Form 1-A POS) to the Company’s Offering Statement on Form 1-A (File No. 024-12693).

We are honored to have served your company and appreciate your business.

Very truly yours,

RNB Capital LLC

Certified Public Accountants

By: /s/ Rashellee Herrera

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE

Managing Partner

November 11, 2026